

November 18, 2024

Alexander D. Macrae
Chief Executive Officer
Sangamo Therapeutics, Inc.
501 Canal Blvd.
Richmond, CA 94804

> **Re: Sangamo Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 12, 2024**
> **File No. 333-283179**

Dear Alexander D. Macrae:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Courtney Tygesson, Esq.